Exhibit 99.1
Alithya reports first quarter fiscal 2024 results
Q1-2024 Highlights
•Revenues increased 3.8% to $131.6 million, compared to $126.8 million for the same quarter last year.
•82% of revenues were generated from clients which we had in the same quarter last year.
•Gross margin increased 11.8% to $38.1 million, compared to $34.1 million for the same quarter last year.
•Gross margin as a percentage of revenues(1) increased to 28.9%, compared to 26.9% for the same quarter last year.
•Adjusted EBITDA(2) increased 46.1% to $9.1 million, or 6.9% of revenues, compared to $6.2 million, or 4.9% of revenues, for the same quarter last year.
•Net loss was $7.2 million, or $0.08 per share, compared to a net loss of $4.2 million, or $0.04 per share, for the same quarter last year. The increased net loss is in part due to an impairment of property and equipment and right-of use assets of $1.4 million, as part of an ongoing review of our real estate strategy following changes in working conditions.
•Adjusted Net Earnings(2) decreased $1.0 million, or 38.3%, to $1.7 million, compared to $2.7 million for the same quarter last year. This translated into Adjusted Net Earnings per Share of $0.02, compared to $0.03 for the same quarter last year.
•Net cash from operating activities was $7.6 million, representing an increase of $17.4 million, from $9.8 million of cash used in operating activities for the same quarter last year.
•Q1 bookings(1) reached $111.3 million, which translated into a book-to-bill ratio(1) of 0.85. The book-to-bill ratio would be 0.99 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded.
•Backlog(1) represented approximately 16 months of trailing twelve-month revenues as at June 30, 2023.
•Signed 32 new clients.
•Alithya recognized in eight categories of the combined 2023 Microsoft Partner of the Year and Impact Awards, including Partner of the Year Award in the Modern Work, Apps & Solutions category for a fifth consecutive year.
MONTREAL, CANADA (August 10, 2023) – Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) (“Alithya” or the “Company”) reported today its results for the first quarter fiscal 2024 ended June 30, 2023. All amounts are in Canadian dollars unless otherwise stated.

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Summary of the financial results for the first quarter:

Financial Highlights (in thousands of $, except for margin percentages)	F2024-Q1	F2023-Q1
Revenues	131,595	126,764
Gross Margin	38,093	34,064
Gross Margin (%)	28.9%	26.9%
Selling, general and administrative expenses	32,499	28,927
Selling, general and administrative expenses (%)(1)	24.7%	22.8%
Adjusted EBITDA(2)	9,055	6,198
Adjusted EBITDA Margin(2) (%)	6.9%	4.9%
Net Loss	(7,245)	(4,164)
Basic and Diluted Loss per Share	(0.08)	(0.04)
Adjusted Net Earnings(2)	1,677	2,719
Adjusted Net Earnings per Share(2)	0.02	0.03
(1)    These are other financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. See "Non-IFRS and Other Financial Measures" below.
(2)     These are non-IFRS financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. Definition and quantitative reconciliation of Adjusted Net Earnings and Adjusted EBITDA to the most directly comparable IFRS measure is presented below under the caption “Non-IFRS and Other Financial Measures”. “Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
Quote by Paul Raymond, President and CEO, Alithya:
"I am pleased to announce another quarter of year over year global operations growth to begin our 2024 fiscal year. Despite some slowdowns in our Canadian financial sector, our US and international operations are continuing their growth. Our bookings remain robust, our margins, cash generation, and days sales outstanding keep improving, and we are adding new clients at a solid pace, which gives us confidence for the future.
We are particularly pleased with our gross margin performance in the US, driven by the integration of recent acquisitions and improved project mix and performance. We also continue to build on our smart-shore operations, and we recently opened a new office in Hyderabad, India.
With our finger on the pulse of complementary new technologies, we are leveraging the power of artificial intelligence to bolster our own intellectual property products, including our RapidSUITE solutions. We also continue to harness leading edge automation, both for our clients and internally, to reduce manual processes and drive greater efficiencies. As a people-centric company, Alithya continues to advance into the artificial intelligence realm with an ethical, human-centered approach to harnessing the technology to enhance existing processes.
The first quarter of fiscal 2024 was also filled with prestigious global accolades validating our approach to building relationships of trust with our clients, partners, and other stakeholders. Alithya was nominated in eight categories of Microsoft’s Global, US, and Canadian awards programs. Of particular note, we were honoured as Microsoft Partner of the Year in the Modern Work, Apps & Solutions category. In May, we also received a prestigious Mercuriades award in the Training and Workforce Development category for our Alithya Leadership Academy.
As we move forward into the second quarter of the 2024 fiscal year, we will continue to focus on strong bookings, improved gross margins, and increased cash generation."

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First Quarter Results
Revenues
Revenues amounted to $131.6 million for the three months ended June 30, 2023, including $5.9 million from Datum Consulting Group, LLC and its affiliates (“Datum”) (the “Datum Acquisition”), following its acquisition by the Company on July 1, 2022, representing an increase of $4.8 million, or 3.8%, from $126.8 million for the three months ended June 30, 2022.
Revenues in Canada decreased by $1.6 million, or 2.0%, to $77.0 million for the three months ended June 30, 2023, from $78.6 million for the three months ended June 30, 2022. The decrease in revenues was mainly caused by current economic conditions, and in particular, reduced business activities in the banking sector.
U.S. revenues increased by $4.9 million, or 11.2%, to $49.2 million for the three months ended June 30, 2023, from $44.3 million for the three months ended June 30, 2022, due primarily to increased revenues of $4.8 million from the acquisition of Datum's U.S. business, partially offset by decreased revenues from digital skilling and change enablement services, which were particularly adversely affected by the current economic conditions in the U.S. The increased revenues include a favorable US$ exchange rate impact of $2.5 million between the two periods.
International revenues increased by $1.5 million, or 36.1%, to $5.4 million for the three months ended June 30, 2023, from $3.9 million for the three months ended June 30, 2022, mainly due to revenues of $1.2 million from the acquisition of Datum's international business. The increased revenues include a favorable foreign exchange rate impact of $0.4 million between the two periods.
Gross Margin
Gross margin increased by $4.0 million, or 11.8%, to $38.1 million for the three months ended June 30, 2023, from $34.1 million for the three months ended June 30, 2022. Gross margin as a percentage of revenues increased to 28.9% for the three months ended June 30, 2023, from 26.9% for the three months ended June 30, 2022. On a sequential basis, gross margin as a percentage of revenues decreased only slightly, compared to 29.9% for the fourth quarter of last year, despite salary increases that came into effect at the beginning of this fiscal year.
In Canada, gross margin as a percentage of revenues increased, compared to the same quarter last year, due to higher average revenue per employee and increased revenues from higher margin offerings.
In the U.S., gross margin as a percentage of revenues increased, compared to the same quarter last year, as a result of a positive margin impact from the acquisition of Datum's U.S. business, higher average revenue per employee, and improved project performance in other areas of the business. Gross margin as a percentage of revenues also increased on a sequential basis, mainly due to improved project performance in certain areas of the business, compared to the fourth quarter of last year.
International gross margin as a percentage of revenues increased compared to the same quarter last year, and on a sequential basis, mainly as a result of a positive margin impact from the acquisition of Datum's international business.
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Selling, General and Administrative Expenses
Selling, general and administrative expenses totaled $32.5 million for the three months ended June 30, 2023, representing an increase of $3.6 million, or 12.3%, from $28.9 million for the three months ended June 30, 2022. Selling, general and administrative expenses, as a percentage of revenues, amounted to 24.7% for the three months ended June 30, 2023, compared to 22.8% for the three months ended June 30, 2022, driven mostly by a $1.4 million impairment of property and equipment and right-of-use assets, a $1.0 million increase in non-cash share-based compensation, $0.8 million in expenses from Datum, and an unfavorable US$ exchange rate impact of $0.7 million, partially offset by reductions in other expense categories. On a sequential basis, selling, general and administrative expenses decreased by $3.5 million and as a percentage of revenues, compared to $36.0 million, or 26.4% of revenues, for the fourth quarter of last year.

Adjusted EBITDA
Adjusted EBITDA amounted to $9.1 million for the three months ended June 30, 2023, representing an increase of $2.9 million, or 46.1%, from $6.2 million for the three months ended June 30, 2022. As explained above, increased gross margin and the contribution from the acquisition of Datum were partially offset by increased selling, general and administrative expenses. Adjusted EBITDA Margin was 6.9% for the three months ended June 30, 2023, compared to 4.9% for the three months ended June 30, 2022.
Net Loss
Net loss for the three months ended June 30, 2023 was $7.2 million, representing an increase of $3.1 million, from $4.2 million for the three months ended June 30, 2022. The increased loss was driven by increased selling, general and administrative expenses, including an impairment charge of $1.4 million on property and equipment and right-of-use assets, increased net financial expenses, increased depreciation and amortization, and increased income tax expense, partially offset by increased gross margin and decreased business acquisition, integration and reorganization costs in the three months ended June 30, 2023, compared to the three months ended June 30, 2022. On a per share basis, this translated into a basic and diluted net loss per share of $0.08 for the three months ended June 30, 2023, compared to a net loss of $0.04 per share for the three months ended June 30, 2022.
Adjusted Net Earnings
Adjusted Net Earnings amounted to $1.7 million for the three months ended June 30, 2023, representing a decrease of $1.0 million, or 38.3%, from $2.7 million for the three months ended June 30, 2022. As explained above, increased gross margin and the contribution from the acquisition of Datum were partially offset by increased selling, general and administrative expenses, increased depreciation of property and equipment and right-of-use assets, increased income tax expense and increased net financial expenses. This translated into Adjusted Net Earnings per Share of $0.02 for the three months ended June 30, 2023, compared to $0.03 for the three months ended June 30, 2022.
Liquidity and Capital Resources
For the three months ended June 30, 2023, net cash from operating activities was $7.6 million, representing an increase of $17.4 million, from $9.8 million of cash used in operating activities for the three months ended June 30, 2022. The cash flows for the three months ended June 30, 2023 resulted primarily from the net loss of $7.2 million, plus $14.0 million of non-cash adjustments to the net loss, consisting primarily of depreciation
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and amortization, net financial expenses, share-based compensation, and impairment of property and equipment and right-of-use assets, partially offset by the cash settlement of Restricted Share Units (“RSUs”) and unrealized foreign exchange gain, and $0.8 million in favorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended June 30, 2022 resulted primarily from the net loss of $4.2 million, plus $8.2 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, net financial expenses, and share-based compensation, partially offset by deferred taxes and unrealized foreign exchange gain, and $13.8 million in unfavorable changes in non-cash working capital items.

Outlook
Notwithstanding the ongoing global uncertainties, the Company maintains focus on its long-term strategic plan, which sets as a goal to consolidate its position to become a trusted leader in digital transformation.
According to this plan, Alithya’s consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings and position on the value chain to target the fastest growing IT services segments. Alithya’s specialization in digital technologies and the flexibility to deploy enterprise solutions and deliver solutions tailored to specific business objectives responds directly to client expectations. More specifically, Alithya has established a three-pronged plan focusing on:
•Increasing scale through organic growth and complementary acquisitions;
•Achieving best-in-class employee engagement;
•Providing its investors, partners and stakeholders with long-term growing return on investment.
Forward-Looking Statements
This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to maintain and develop our business, including by broadening the scope of our service offerings, entering into new contracts and penetrating new markets; (iv) our strategy, future operations, and prospects, including our expectations regarding future revenue resulting from bookings and backlog; (v) our ability to service our debt and raise additional capital and our estimates regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vi) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (vii) the potential return to pre-COVID-19 pandemic operations.
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Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya's Management Discussion and Analysis for the quarter ended June 30, 2023 and Management's Discussion and Analysis for the year ended March 31, 2023, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
Non-IFRS and Other Financial Measures
This press release includes certain measures which have not been prepared in accordance with IFRS and other financial measures. Adjusted Net Earnings, Adjusted Net Earnings per Share, EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin, are non-IFRS measures and Bookings, Book-to-Bill Ratio, Backlog, DSO, Gross Margin as a Percentage of Revenues and Selling, General and Administrative as a Percentage of Revenues are other financial measures used in this press release. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Additional details for these non-IFRS and other financial measures can be found in section 5,“Non-IFRS and Other Financial Measures”, of Alithya’s MD&A for the quarter ended June 30, 2023, filed on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov, and are incorporated by reference in this press release, which includes explanations of the composition and usefulness of these non IFRS financial measures and non IFRS ratios.

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The following table reconciles net loss to Adjusted Net Earnings:

	For the three months ended June 30,
(in $ thousands)	2023	2022
	$	$
Net loss	(7,245)	(4,164)
Business acquisition, integration and reorganization costs	1,105	1,882
Amortization of intangibles	6,824	4,699
Share-based compensation	2,078	1,061
Impairment of property and equipment and right-of-use assets	1,383	—
Income tax expense related to above items	(2,468)	(759)
Adjusted Net Earnings (1)	1,677	2,719
Basic and diluted loss per share	(0.08)	(0.04)
Adjusted Net Earnings per Share (1)	0.02	0.03

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the quarter ended June 30, 2023, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended June 30,
(in $ thousands)	2023	2022
	$	$
Revenues	131,595	126,764
Net loss	(7,245)	(4,164)
Net financial expenses	3,220	1,793
Income tax expense (recovery)	150	(488)
Depreciation	1,668	1,579
Amortization of intangibles	6,824	4,699
EBITDA (1)	4,617	3,419
EBITDA Margin (1)	3.5%	2.7%
Adjusted for:
Foreign exchange gain	(128)	(164)
Share-based compensation	2,078	1,061
Business acquisition, integration and reorganization costs	1,105	1,882
Impairment of property and equipment and right-of-use assets	1,383	—
Adjusted EBITDA (1)	9,055	6,198
Adjusted EBITDA Margin (1)	6.9%	4.9%

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the quarter ended June 30, 2023, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

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Conference Call
Alithya will hold a conference call to discuss these results on August 10, 2023, at 9:00 AM Eastern Time. Interested parties can join the call by dialing 888 396 8049, conference ID 70109125, or via webcast at https://www.icastpro.ca/ko7yqc. The conference call recording can be accessed via the same URL link until September 10, 2023.
About Alithya
Empowered by the passion and enthusiasm of a talented global workforce, Alithya is positioned on the crest of the digital wave as a trusted advisor in strategy and digital technology services. Transforming the world one digital step at a time, Alithya leverages collective intelligence and expertise to develop practical IT solutions tailored to complex business challenges. As shared stewards of its clients’ success, Alithya accompanies them through the full cycle of their digital evolutions, paving new roads to the future of their businesses.
Living up to its name, meaning truth, Alithya embraces a business model that avoids industry buzzwords and technical jargon to deliver straight talk provided by collaborative teams focused on five main pillars: business strategy, business applications implementation, application services, data and analytics, and digital skilling and change enablement.
With two gender parity certifications obtained in Canada and the United States, and in pursuit of indigenous relations and carbon neutral certifications, Alithya strives to balance its desire to do the right thing with its commitment to doing things right.

Source:
Benjamin Cerantola
Director of Communications
438-798-0119
benjamin.cerantola@alithya.com

Note to readers: Management’s Discussion and Analysis and the interim consolidated financial statements and notes for the three months ended June 30, 2023 are available on are available on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.
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